November 5, 2010
Mr. Amit Pande
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Re:	Shinhan Financial Group Co., Ltd. Form 20-F for Fiscal Year Ended December 31, 2009 Filed June 29, 2010 File No. 001-31798
Dear Mr. Pande:
     We are writing in response to your letter, dated September 22, 2010, containing the comments of the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the annual report on Form 20-F filed with the Commission on June 29, 2010 with respect to the fiscal year ended December 31, 2009 (the “FY2009 Annual Report”).
     Our responses to the Staff’s comments are set forth in this letter and each response follows the text of the paragraph of the comment letter to which it relates.
* * * * * * * * * *

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Form 20-F, filed June 29, 2010
Troubled Debt Restructuring, page 65
Credit Exposures to Companies in Workout, Court Receivership or Composition, page 65
1.	We note your disclosure that ~~W~~1,097 billion of loans were under restructuring at December 31, 2009, which includes loan workouts under the Corporate Restructuring Promotion Act, court receivership or composition. We further note that ~~W~~932 billion of these loans were classified as “troubled debt restructurings” (TDRs) under U.S. GAAP at December 31, 2009. Please tell us as of December 31, 2009 for all loans restructured and revise your future filings to disclose the following:
•	The outstanding balance and specific allowance for loan losses, as applicable, classified by TDRs under various restructuring programs, workouts under Corporate Restructuring Promotion Act, under court receivership or composition, and workouts under the “pre-workout program” for retail borrowers.
Response:
In response to the Staff’s comment, we set forth in the table below a breakdown of the outstanding balance and specific allowance for loan losses as of December 31, 2009 of corporate loans classified as “troubled debt restructurings ” (“TDRs”) under U.S. GAAP by the type of restructuring to which such loans are subject. We note that ~~W~~932 billion appearing on page 65 of the FY2009 Annual Report refers to the amount of TDRs (excluding nonaccrual and past due loans), as of December 31, 2009, and that the total amount of TDRs (including nonaccrual and past due loans) as of December 31, 2009 was ~~W~~1,097 billion, which is the amount disclosed on page 65 of the FY2009 Annual Report as the total amount of loans under restructuring at December 31, 2009. The table below provides a breakdown of the total amount of TDRs (including nonaccrual and past due loans) for purposes of enhanced disclosure.

In addition, we note that, with respect to the retail loans (including nonaccrual and past due loans) subject to workouts under the “pre-workout program” for retail borrowers (which loans are not part of the aforementioned corporate loans and therefore not included in the table below), the outstanding loan balance and specific allowance for loan losses amounted to ~~W~~13.2 billion and ~~W~~4.3 billion, respectively, as of December 31, 2009.

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	As of December 31,
	2009
	Outstanding
	balance		Allowance
	(In billions of Won)

Corporate loans classified as “troubled debt restructurings” (1):
Workout	~~W~~	866	~~W~~	367
Composition		11		8
Court receivership		0.4		0.3
Others(2)		220		107

Total	~~W~~	1,097	~~W~~	482

Notes:

(1)	Includes nonaccrual and past due loans.

(2)	Principally consists of loans subject to corporate turnaround or corporate reorganization pursuant to the Debtor Rehabilitation and Bankruptcy Act (also known as the Consolidated Insolvency Act).
We undertake to add in our future filings a disclosure substantially to the foregoing effect.
•	Your policy regarding how many payments the borrower needs to make on the restructured loans before you return the loan to accrual status;
Response:
In response to the Staff’s comment, we note that the number of payments made by the borrower on a restructured nonaccrual loan is not one of the relevant factors that we consider in determining whether to return such loan to accrual status.

As noted in pages 63 and 64 of the FY2009 Annual Report under the caption of “Nonaccural Loans and Past Due Accruing Loans”, our general policy is to discontinue accruing interest on a loan when payment of principal and/ interest thereon becomes past due by one day or more. Interest is recognized on these loans on a cash basis (i.e., when collected) from the date such loan is reclassified as non-accruing, and such loans are not reclassified as accruing until the overdue principal and/or interest amounts are paid in full.

For purposes of our accrual policy, we classify restructured loans principally into (i) loans subject to workout pursuant to the Corporate Restructuring Promotion Act and (ii) loans subject to court receivership or composition pursuant to the Debtor Rehabilitation and Bankruptcy Act, which is the comprehensive bankruptcy-related law in Korea. As for loans subject to workout, our general policy described in the preceding paragraph applies. As for loans subject to

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court receivership or composition, we discontinue accruing interest immediately upon the borrowers becoming subject to court receivership or composition (notwithstanding the absence of delinquency of such loans) in light of the heightened uncertainty regarding the borrower’s ability to repay. In these cases, interest on such loans are recognized on a cash basis and such loans are not reclassified as accruing until the borrower exits court receivership or composition, as the case may be.

Hence, the number of payments made on a nonaccrual restructured loan is not a relevant factor in determining whether to reinstate such loan to accrual status and we accordingly believe that no additional disclosure is required in future filings in respect of this point.
•	The amount of restructured loans that are considered impaired, the amount that are classified as non-accrual and those accruing, and the amount charged-off during the period;
Response:
In response to the Staff’s comments, we note that, as of December 31, 2009, the amount of restructured loans that are considered impaired was ~~W~~1,097 billion, of which ~~W~~165 billion was classified as nonaccrual and ~~W~~932 billion was classified as accruing, in each case, pursuant to our general interest accrual policy as described in the immediately preceding bullet point. In 2009, the charge-off on restructured loans amounted to ~~W~~192 billion, of which ~~W~~78 billion was related to loans converted into equity securities as part of restructuring. With respect to a loan that we consider to be uncollectible regardless of any modification of terms, we convert a portion of such loan into equity securities following negotiation with the borrower and charge off the remainder of such loan as further described below. The equity securities so converted are recorded at fair value, based on the market value of such securities if available or the appraisal value of such securities by an outside appraiser if a market value is unavailable.

We undertake to add in our future filings a disclosure substantially to the foregoing effect.
•	To the extent you have several different types of programs offered to your customers (e.g., reduction in interest rates, payment extensions, forgiveness of principal, forbearance or other actions), include tabular disclosure of the amount of gross loans included in each of your loan modification programs, detailed by loan category and performing versus nonperforming status;
Response:
In response to the Staff’s comment, we set forth in the table below a breakdown of the gross amount of loans under restructuring as of December 31, 2009 by our loan modification programs, as further categorized according to the loan category and performing versus nonperforming status.

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Modification Programs	Nonperforming		Performing		Total
	(In billions of Won)

Extension of due date for principal and interest:
Commercial and industrial	~~W~~	47	~~W~~	370	~~W~~	417
Other commercial		3		111		114

Subtotal	~~W~~	50	~~W~~	481	~~W~~	531

Reduction of interest rate:
Commercial and industrial	~~W~~	3	~~W~~	27	~~W~~	30
Other commercial		1		135		136

Subtotal	~~W~~	4	~~W~~	162	~~W~~	166

Forgiveness of principal:
Commercial and industrial		—		—		—
Other commercial	~~W~~	3		—	~~W~~	3

Subtotal	~~W~~	3		—	~~W~~	3

Equity conversion:
Commercial and industrial	~~W~~	10	~~W~~	24	~~W~~	34
Other commercial		1		1		2

Subtotal	~~W~~	11	~~W~~	25	~~W~~	36

Additional lending(1):
Commercial and industrial		—	~~W~~	110	~~W~~	110
Other commercial		—		62		62

Subtotal			~~W~~	172	~~W~~	172

Others(2):
Commercial and industrial	~~W~~	76	~~W~~	53	~~W~~	129
Other commercial		12		48		60

Subtotal	~~W~~	88	~~W~~	101	~~W~~	189

Total:	~~W~~	156	~~W~~	941	~~W~~	1,097

Notes:

(1)	Represents additional loans provided to the borrower at favorable terms as part of the restructuring package, which may include extension of the due date or reduction of interest rate, among others.

(2)	Principally consists of restructured loans whose restructuring terms were not determined as of December 31, 2009. A loan is deemed to be subject to restructuring upon the commencement of the composition or court receivership proceedings or when the relevant creditors’ committee or our credit officer determines that the borrower will be subject to workout, and in many cases the restructuring terms for such loans are not determined at the time such loans are deemed to be subject to restructuring.
We undertake to add in our future filings a disclosure substantially to the foregoing effect.

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•	Provide an enhanced narrative discussion addressing success with the different types of concessions offered; and
Response:
In response to the Staff’s comment, we note the following:

As briefly mentioned in the first paragraph on page 65 of the FY2009 Annual Report under the heading “Troubled Debt Restructurings”, we generally offer the following types of concessions in relation to restructured loans: reduction of interest rate, forgiveness of overdue interest, extension of the term for repayment of principal, conversion of debt into equity or the combination of the foregoing. The nature and degree of such concessions vary depending on, among other things, the creditworthiness of the borrower, the size of loans being restructured, the existing terms of the loans and other factors deemed relevant by the relevant creditors’ committee.

We currently do not conduct a systematic or quantitative evaluation of the success of any particular concession by type, whether historically, relatively to each other or relative to other financial institutions in Korea, although we do monitor on an individual basis the compliance by the borrower with the modified terms of the restructured loans. This is principally due to the following reasons.

One, in the case of large corporations subject to or about to be subject to restructuring, which represent the most significant restructuring cases in Korea, the restructuring process is generally not driven by us, but by a creditors’ committee involving several large creditor financial institutions, and in the case of very large corporations or corporations that are members of large business conglomerates, the process frequently involves the guidance of the government in light of the potential ripple effects of the restructuring on the general economy. Hence, it is difficult for us to collect data that would help us to evaluate the success of a particular concession based on a cause-and-effect analysis of the credit profile of the borrower and the type of concessions offered.

Two, the unavailability of systematic analysis notwithstanding, our general sense is that the restructuring cases in Korea have, to a large part, been successful as measured in terms of the ability of the borrowers to exit restructuring programs relatively quickly and further that the failed cases have not been particularly material.

As a result, to-date we have not found it particularly necessary or helpful to expend the time and resources required to conduct a systematic analysis for purposes of evaluating the success of concessions by the type of a particular concession offered.

We do however measure the success of concessions in limited ways, that is, principally in terms of how well the borrower complies with the terms and conditions of the restructuring plan as agreed between the borrower and its creditor institutions.

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A restructuring plan typically includes a business plan and self-help measures to be undertaken by the borrower. We monitor the borrower’s compliance with the restructuring plan on a periodic basis (namely, annual, semiannual or quarterly in accordance with the terms of the restructuring plan) and evaluate the success thereof principally in terms of three attributes: (i) the progress in the execution of the business plan, (ii) the progress in the execution of the self-help measures and (iii) other qualitative factors such as major developments in the general economy, the regulatory environment, the competitive landscape, the quality of senior management and personnel, and transparency in management. We also closely monitor the cash inflows and outflows of the borrower, and the creditors’ committee typically has the right to participate in decision-making related to major spending and borrowings by the borrower.

We undertake to add in our future filings a disclosure substantially to the foregoing effect.
•	Quantify the metrics used to evaluate success under the modification programs. For example, disclose the average re-default rates and balance reduction trends for each major program and discuss how you consider these success metrics in your determination of the allowance for loan losses.
Response:
In response to the Staff’s comments, we note that as discussed in the immediately preceding bullet, we do not conduct a quantitative analysis of success under the different modification programs and therefore are unable to provide such analysis as requested by the Staff.
2.	For the restructured loans that are still accruing interest, which appear to include all of your TDRs, please tell us and revise future filings to disclose the following with respect to your accrual/nonaccrual policies for restructured loans:
•	All the factors that you consider at the time a loan is restructured to determine whether the loan should accrue interest;
Response:
In response to the Staff’s comment, we note that as discussed under the first bullet of Comment No. 1, the total balance of TDRs (including nonaccrual and past due loans) amounted to ~~W~~1,097 billion as of December 31, 2009 and ~~W~~932 billion appearing on page 65 of the FY2009 Annual Report refers to the amount of TDRs (excluding nonaccrual and past due loans) as of December 31, 2009. We further note that, as previously discussed in the second bullet under Comment No. 1, our general policy is to discontinue accruing interest on a loan when payment of principal and/or interest thereon becomes past due by one day or more. Interest is recognized on these loans on a cash basis (i.e., when collected) from the date such loan is reclassified as non-

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accruing, and such loans are not reclassified as accruing until the overdue principal and/or interest amounts are paid in full. This general policy also applies to loans subject to workout, notwithstanding that such loans are restructured loans. In the case of loans subject to court receivership or composition, we discontinue accruing interest immediately upon the borrowers becoming subject to court receivership or composition (notwithstanding the absence of delinquency of such loans) in light of the heightened uncertainty regarding the borrower’s ability to repay, interest on such loans are recognized on a cash basis and such loans are not reclassified as accruing until the borrower exits court receivership or composition, as the case may be.

We undertake to add in our future filings a disclosure substantially to the foregoing effect.
•	How you determine if the borrower has demonstrated performance under the previous terms and has shown the capacity to continue to perform under the restructured terms.
Response:
In response to the Staff’s comment, we note the following:

As for the question of how we determine whether the borrower has demonstrated performance under the previous terms of the loan, we rely principally on the payment history of the borrower, namely whether the borrower has been delinquent by one day or more pursuant to our general interest accrual policy.

As for the question of how we determine whether the borrower has shown the capacity to continue to perform under the restructured terms, we primarily rely upon the assessment of our credit officers (or the creditors’ committee in the case of large corporate borrowers with significant outstanding loans) of the likelihood of the borrower’s ability to repay under the restructured terms, which assessment takes into account the size of the loans in question, the credit profile of the borrower, the original terms of the loans and other factors deemed relevant by the relevant credit officers. Depending on various factors such as the size of the loans in question and the credit profile of the borrower, we or the relevant creditors’ committee, as the case may be, sometimes engage an outside advisory firm to perform further due diligence in order to supplement the aforementioned assessment. In certain cases, the borrowers also submit self-help measures to facilitate obtaining the approval for restructuring, which measures are then also taken into consideration by our credit officers or the relevant creditors’ committees, as the case may be, in determining their future capacity to continue to perform under the restructured terms.

We undertake to add in our future filings a disclosure substantially to the foregoing effect.

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•	For loans that accrue interest at the time the loan is restructured, tell us and disclose whether you generally charge-off a portion of the loan. If you do, please tell us how you consider this fact in determining whether the loan should accrue interest. If you continue to accrue interest, tell us in detail and disclose how you concluded that repayment of interest and principal contractually due on the entire debt is reasonably assured.
Response
In response to the Staff’s comment, we note that our general policy for charge-off of loans subject to restructuring is as follows:

With respect to loans that we consider to be collectible under modified terms (for example, by extending the due date for the payment of principal and/or interest or reducing the interest rate), we generally restructure such loans under the modified terms and do not charge off any portion of such loans. As for loans that we consider to be uncollectible regardless of any modification of terms, we negotiate with the borrower to have a portion of such loans converted into equity securities (usually common stock) of the borrower in consideration, among others, of (i) the degree to which such conversion will alleviate the debt burdens and liquidity concerns of the borrower, (ii) our potential upside from the gain in the value of the equity securities compared to the likelihood of collection if the loans were not converted into equity securities, and (iii) the borrower’s concerns regarding its shareholding structure subsequent to such conversion. We then charge off the remainder of the loans not so converted into equity securities. The value of the equity securities so converted are recorded at fair value, based on the market value of such securities if available or the appraisal value of such securities by an outside appraiser if a market value is unavailable.

As for the question of how charge-off factors into determining whether a loan subject to restructuring should accrue interest, as previously noted in the second bullet point under Comment No. 1, we generally do not accrue interest on loans subject to court receivership or composition while we generally accrue interest on loans subject to workout unless past due by one day or more, and therefore charge-off is not a relevant factor we consider when determining the accrual status of a particular restructured loan.

As for the question of how we conclude that repayment of interest and principal contractually due on the entire debt is reasonably assured, we do so after carefully reviewing the borrower’s ability to repay based on the assessment, among others, of various factors such as the size of the loans in question and the credit quality of the borrower by our credit officer or the relevant creditors’ committee as supplemented by the due diligence by outside advisory firms, as the case may be.

We undertake to add in our future filings a disclosure substantially to the foregoing effect.

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3.	We note in your disclosure on the bottom of page 65 that there are currently ~~W~~866 billion of loans undergoing workout as of December 31, 2009. In addition, we note your disclosure on page 16 that the Korean Government has announced the restructuring of 65 more companies effective as of June 25, 2010. Please tell us and revise future filings to disclose whether you have performed any loan workouts whereby an existing loan was restructured into multiple new loans (i.e., A Note/B Note structure). To the extent that you have performed these types of workouts, please provide us with the following information and revise your future filings to disclose the following:
Response:
In response to the Staff’s comment, we note by way of introduction that we generally do not restructure an existing loan into multiple loans (i.e., A Note/B Note structure). We do however distinguish between loans that we consider to be collectible under modified terms and loans that we consider to be uncollectible regardless of any modification of terms, pursuant to which we subject the latter type of loans to a debt-to-equity conversion as previously discussed in the last bullet of Comment No. 2. For identification purposes only, we will refer to the first type of loans as the “A Notes” and the second type of loans as the “B Notes” in the discussion below.
•	Quantify the amount of loans that have been restructured using this type of workout strategy in each period presented.
Response:
In 2009, we converted into equity securities restructured loans amounting to ~~W~~59 billion (hereinafter referred to as the B Notes for discussion purposes only), of which ~~W~~41 billion was subsequently treated as charge-off and ~~W~~18 billion was treated as the new cost basis of the equity securities.

We undertake to add in our future filings a disclosure substantially to the foregoing effect.
•	Discuss the benefits of this workout strategy, including the impact on interest income and credit classification.
Response:
In response to the Staff’s comment, we note that the primary benefits of the debt-to-equity conversion are as follows:

One, the debt-to-equity conversion reduces the amount of loans and related interest expenses of the borrower, resulting in lesser debt burden and greater liquidity for the borrower, a greater likelihood of its exit from restructuring and the repayment of its obligations to us. Two, in the case of a successful turnaround

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of the borrower, we are entitled to the upside gains from the increase in the value of the equity securities so converted.

The resulting impact from the debt-to-equity conversion on our interest income is generally not material as the loans being converted as part of restructuring are generally deemed to be uncollectible regardless any modification of terms.

As for the impact on our asset classification, we generally apply the same asset classification standards to both non-restructured and restructured loans. As for restructured loans, we also consider additional factors such as the borrower’s adherence to its business plans and execution of the self-help measures, among others, to the extent applicable. In consideration of such criteria, we generally classify loans subject to workout as “precautionary”. For a general discussion of our loan classifications, see page 68 of the FY2009 Annual Report.

We undertake to add in our future filings a disclosure substantially to the foregoing effect.
•	Discuss the general terms of the new loans and how the A note and B note differ, particularly whether the A note is underwritten in accordance with your customary underwriting standards and at current market rates.
Response:
In response to the Staff’s comment, we note that in line with the restructuring process in Korea generally and as further discussed in the last bullet point of Comment No. 2, as for loans that we consider to be uncollectible regardless of any modification of the terms, we negotiate with the borrower to have a portion of such loans converted into equity securities (usually common stock) of the borrower in consideration, among others, of (i) the degree to which such conversion will alleviate the debt burdens and liquidity concerns of the borrower, (ii) our potential upside from the gain in the value of the equity securities as opposed to the likelihood of collection if the loans were not converted into equity securities, and (iii) the borrower’s concerns re its shareholding structure subsequent to such conversion. We then charge off the remainder of the loans not so converted into equity securities. The value of the equity securities so converted are recorded at fair value, based on the market value of such securities if available or the appraisal value of such securities by an outside appraiser if a market value is unavailable. We refer to the portion of the loans that become subject to equity conversion and charge-off as the B note herein for discussion purposes only.

As for the remaining portion of the existing loans which are not converted into equity (i.e., the A note), we generally modify their terms after careful examination of the borrower’s ability to repay under the modified terms. The modified terms typically include extension of maturity for the principal and/or interest, reduction

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of the applicable interest rate to a rate below the prevailing market rate, or a combination of the foregoing.

We undertake to add in our future filings a disclosure substantially to the foregoing effect.
•	Clarify whether the B note is immediately charged-off upon restructuring.
Response:
In response to the Staff’s comment, we note that we analyze the B note to determine whether any portion of it is collectible, and the portion that is estimated to be collectible is converted into equity securities while the remainder is charged-off.
•	Describe your nonaccrual policies at the time of modification and subsequent to the modification. Specifically disclose whether you consider the total amount contractually due in your nonaccrual evaluation and how you consider the borrower’s payment performance prior to the modification.
Response:
In response to the Staff’s comment, we note that our response thereto is as previously described in the first and third bullet points of Comment No. 2.
•	Confirm that the A note is classified as a troubled debt restructuring.
Response:
In response to the Staff’s comment, we confirm that the portion of the existing loans which are not converted into equity as discussed above is classified as a troubled debt restructuring.
Non-Performing Loans, page 71
4.	We note the continued deterioration in your asset quality and specifically the increase in non-performing loans from ~~W~~1,322 billion at December 31, 2007 to ~~W~~1,415 billion at December 31, 2009. In addition, we note your disclosure on page 136 that the real estate development, construction, shipbuilding, and shipping industries were particularly hit hard by the economic crisis. Considering the significant deterioration in asset quality and in an effort to promote greater transparency within your disclosure, please revise your future filings to separately disclose and quantify by industry your nonperforming loans. In addition, please tell us and revise future filings to clarify where you classify the shipbuilding and shipping loans among the nine industries disclosed on page 60.

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Response
In response to the Staff’s comment, we undertake to add in our future filings a disclosure substantially similar to the following table, which sets forth the breakdown of our non-performing loans by industry as of December 31, 2009:

	Aggregate		Percentage of Total
	Non-Performing Loan		Non-Performing Loan
Industry	Balance		Balance
	(In billions of Won)		(Percentages)

Manufacturing (1)	~~W~~	463	32.72%
Retail and wholesale		85	6.01
Real estate, leasing and service		168	11.87
Construction		82	5.80
Hotel and leisure		79	5.58
Transportation, storage and communication (2)		61	4.31
Other service		159	11.24
Other		318	22.47

Total non-performing loans	~~W~~	1,415	100.00%

Notes:

(1)	Includes shipbuilding.

(2)	Includes shipping.
Non-Performing Loan Strategy, page 73
5.	We note your disclosure on page 74 that as part of your efforts to reduce non-performing loans you will sell non-performing loans to third-parties or enter into asset-backed securitization transaction with respect to the non-performing loans. Please tell us and revise future filings to disclose the following as it relates to these efforts:
•	Quantify the amounts under each of the efforts to reduce non-performing loans;
Response
In response to the Staff’s comment, we undertake to add in our future the requested disclosure substantially to the following effect:

“In 2009, we sold non-performing loans in the amount of ~~W~~626 billion to third parties, of which ~~W~~406 billion was transferred to Korea Asset Management Corporation. These loans met the criteria of true sale and were derecognized accordingly. In 2009, we also disposed of non-performing loans in the amount of ~~W~~103 billion through asset-backed securitization transactions, of which ~~W~~97 billion was sold to third- party VIEs and was derecognized and ~~W~~6 billion was transferred to our consolidated VIEs.”
•	Whether the agreements related to these efforts include representations and warranties that require you to repurchase loans with a defect or in default or

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reimburse the investor for credit losses incurred on the loans and, if so, how you account for these representations and warranties.
Response:
In response to the Staff’s comment, we note the following:

As noted above, in 2009, we disposed of non-performing loans in the amount of ~~W~~103 billion through asset-backed securitization transactions, of which ~~W~~97 billion was sold to third-party VIEs and ~~W~~6 billion was transferred to our consolidated VIEs.”

The agreements that we enter into in relation to the transfer of the loans through asset-backed securities generally do not contain any representations or warranties requiring the repurchase of the loans with a defect or in default or the reimbursement of the investor for credit losses incurred on these loans. In the case of transfers to our consolidated VIEs, we often provide credit enhancement in the form of purchase of subordinated debt issued by our consolidated VIEs, but since these VIEs are our consolidated subsidiaries, these loans are not derecognized.

In light of the foregoing, we do not provide for a special accounting treatment for the said representations and warranties and do not believe an additional disclosure on this point would be necessary in future filings.
Reconciliation with Korean Generally Accepted Accounting Principles, page 186
6.	We note from your description of reconciling item six that you netted the amortization of goodwill under Korean GAAP with the reversal of goodwill impairment recorded under U.S. GAAP. In future filings please present these adjustments gross with separate disclosure for amortization and goodwill impairment.
Response
In response to the Staff’s comment, we undertake to add in our future filings the requested disclosure in a form substantially similar to the following table, which presents the referenced adjustments on a gross basis with separate disclosure for the amortization effect recognized under Korean GAAP for the year ended December 31, 2009:

Reconciliation of Net Income	2009
	(In millions of Won)

Reversal of impairment loss recognized under U.S.GAAP	~~W~~	471,191
Amortization effect recognized under Korean GAAP		(454,495)

Difference related to the accounting treatment of goodwill and intangible assets	~~W~~	16,696

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Reconciliation of Stockholders’ Equity	2009
	(In millions of Won)

Reversal of impairment loss recognized under U.S.GAAP	~~W~~	2,363,411
Amortization effect recognized under Korean GAAP		(1,538,308)

Difference related to the accounting treatment of goodwill and intangible assets	~~W~~	825,103
Item 19(a) — Financial Statements Filed as part of this Annual Report
Notes to the Consolidated Financial Statements
Note 1. General Information and Summary of Significant Accounting Policies
Foreclosed Assets, page F-20
7.	We note your foreclosed asset policy on page F-20, but we are unable to locate the balance of foreclosed assets at December 31, 2009 in your filing. Please tell us and include in future filings the amount of foreclosed assets or other assets acquired through loan foreclosures as of each period end.
Response
In response to the Staff’s comment, we note that, as of December 31, 2009, the balance of foreclosed assets was ~~W~~8.2 billion, which was included in “Other” under “Other Assets” in our balance sheet. Please refer to Note 11 to our consolidated financial statements included in page F-51 of the FY2009 Annual Report. We undertake to disclose the balance amounts of our foreclosed assets in our future filings to the extent such amounts are material.
Note 24. Income Taxes, page F-63
8.	We note your disclosure on page F-66 that your increase in your valuation allowance in 2009 was primarily due to the increase in the deferred tax assets on the net operating loss carryforwards of the parent company and one subsidiary. In addition, we note that net operating loss carryforwards were ~~W~~422,656 million and your valuation allowance was ~~W~~104,914 million at December 31, 2009. Please tell us and revise your future filings to disclose the following:
•	Both the positive and negative evidence considered in determining the amount of the valuation allowance;
Response
In response to the Staff’s comment, we note the following:

Our valuation allowance reflects the tax loss carryforwards and deductible temporary differences associated with the parent holding company, Shinhan Financial Group Co., Ltd., and its subsidiary Shinhan Bank America. In determining the proper amount of

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the valuation allowance, we considered all of the positive and negative evidence set forth in ASC 740-10-30-21 and 22.

Shinhan Bank America recorded tax losses in 2007, 2008 and 2009 (when the tax loss amounted to ~~W~~78 billion). We established valuation allowance against the tax loss carryforward of Shinhan Bank America based on our determination that its non-performing loans is unlikely to improve in asset quality in the foreseeable future. As for Shinhan Financial Group Co., Ltd., it has continued to record tax losses since its founding as its interest expense on the borrowings made to acquire subsidiaries has continued to exceed its taxable income, and given its repayment obligations in the foreseeable future, we expect that Shinhan Financial Group Co., Ltd. will continue to generate tax losses in the foreseeable future and is therefore unlikely that the tax benefit related to its deductible temporary differences and tax loss carryforwards will be realized in the foreseeable future.

We undertake to add in our future filings a disclosure substantially to the foregoing effect.
•	A brief description of the tax planning strategies you are relying on for the realization of your deferred tax assets; and
Response
In response to the Staff’s comment, we note that we are not currently relying on any particular tax planning strategies for the realization of our deferred tax assets since (i) we expect that our subsidiaries other than Shinhan Financial Group Co., Ltd. and Shinhan Bank America (for each of which we made full valuation allowance against the deferred tax assets based on projected future losses) will generate taxable income that is larger than its deductible temporary differences, and (ii) therefore based on their projected future taxable income it is highly likely that their deferred tax assets will be realized in the foreseeable future.
•	The expiration of your tax loss carryforwards.
Response
We note that the requested disclosure is included in page F-66 of the FY2009 Annual Report in the form of the following table:

Year(s) ending	(In millions of Won)

2010	~~W~~	65,132
2011		55,913
2012		164,913
2013 and thereafter		136,698

Total	~~W~~	422,656

Securities and Exchange Commission	- 17 -	November 5, 2010
Note 28. Fair Value Measurements, page F-72
9.	We note your disclosure on page F-74 that before the receipt of a court-appointed appraisal for a loan in the foreclosure process you make adjustments to the initial appraisal values for the valuation of your collateral-dependent loans. Please tell us and revise your future filings to disclose in more detail how the adjustments were made to the appraisal values to determine the fair value of the collateral. For instance, discuss whether you apply a fixed discount to the appraisal value to arrive at the estimate, or use some other methodology. Discuss the model and assumptions used, and how the model was weighted along with the appraisal in developing the fair value estimate. Also, tell us and revise future filings to disclose when, and how often, you perform this additional analysis.
Response
In response to the Staff’s comment, we undertake in future filings to (i) disclose in more detail how the adjustments were made to the appraisal values to determine the fair value of the collateral; and (ii) disclose when, and how often, we perform the additional analysis. As a general rule, we adjust the appraisal values of our collateral-dependent loans if the most recent appraisal by the outside appraiser was made more than two years prior to the completion of our annual review of such loans at year-end. In the case of collateral in the form of land, we estimate its fair value using the publicly available standard land price as officially published by the government, together with the relevant real estate market conditions at the time of the review. As for collateral in the form of other depreciable real estate assets, we derive their fair value by deducting the depreciation amount from the final appraisal value unless market prices are available from public sources, in which case we estimate the value of the collateral based on the prevailing market price. After making such adjustments, we also internally appraise each collateral at least annually in order to ensure that the adjusted value is fair and reasonable.
Exhibit — 12.1 and 12.2 Certifications of our Chief Executive Officer and Chief Financial Officer
10.	Please revise future filings to use the exact form and wording set forth in paragraph 12 to the instructions to exhibits included in the instructions for Form 20-F except as otherwise indicated in Commission statements or staff interpretations. For instance, a) only use the word “report” in paragraphs 2-4 as compared to “annual report”; b) remove the word “consolidated” in paragraph 3; and c) remove the language “as certifying officers of the Company” in paragraph 5.
Response
In response to the Staff’s comment, we undertake to use the exact form and wording set forth in paragraph 12 to the instructions to exhibits included in the instructions for Form 20-F except as otherwise indicated in Commission’s statements or staff interpretations.
* * * * * * * * * *

Securities and Exchange Commission	- 18 -	November 5, 2010
In connection with the above comments, we acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please do not hesitate to contact myself at 822-6360-3071 or our external counsel, Jin Hyuk Park of Simpson Thacher & Bartlett LLP (35th floor, ICBC Tower, 3 Garden Road, Central, Hong Kong, telephone number 852-2514-7665 and fax number 852-2869-7694), if we can be of any assistance to the Staff.
     Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to our messenger.
     Thank you in advance for your cooperation in connection with this matter.

Very truly yours,
/s/ Buhmsoo Choi
Name:	Buhmsoo Choi
Title:	Chief Financial Officer